SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED

INVESTMENT COMPANIES

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒	Merger

☐	Liquidation

☐	Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Anchor Series Trust (the “Trust”)

3.	Securities and Exchange Commission File No.: 811-03836

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒	Initial Application	☐	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

Harborside 5

185 Hudson Street, Suite 3300

Jersey City, New Jersey 07311

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Elliot J. Gluck, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8138

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

Records relating to its function as investment adviser:

SunAmerica Asset Management, LLC

Harborside 5

185 Hudson Street, Suite 3300

Jersey City, New Jersey 07311

(201) 324-6300

Records relating to its function as principal underwriter:

Not applicable.

Records relating to its function as custodian:

State Street Bank and Trust Company

One Lincoln Street

Boston, Massachusetts 02111

(617) 786-3000

Records relating to its function as transfer agent:

VALIC Retirement Services Company

2929 Allen Parkway

Houston, Texas 77019

(713) 831-3150

Records relating to their function as subadvisers:

BlackRock Investment Management, LLC

1 University Square Drive

Princeton, New Jersey 08540

(609) 282-2000

Principal Global Investors, LLC

801 Grand Avenue

Des Moines, Iowa 50392

(800) 533-1390

Wellington Management Company LLP

280 Congress Street

Boston, Massachusetts 02210

(617) 951-5000

8.	Classification of fund (check only one):

☒ Management company;

[ ] Unit investment trust; or

[ ] Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒                 Open-end                 ☐                Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

SunAmerica Asset Management, LLC

Harborside 5

185 Hudson Street, Suite 3300

Jersey City, New Jersey 07311

BlackRock Investment Management, LLC

1 University Square Drive

Princeton, New Jersey 08540

Principal Global Investors, LLC

801 Grand Avenue

Des Moines, Iowa 50392

Wellington Management Company LLP

280 Congress Street

Boston, Massachusetts 02210

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Not applicable.

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

Not applicable.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☒                Yes                 ☐                No

If Yes, for each UIT state:

Name: Variable Separate Account

File No.: 811-03859

Business Address: 2727-A Allen Parkway, Houston, TX 77019

Name: Variable Annuity Account Seven

File No.: 811-09003

Business Address: 2727-A Allen Parkway, Houston, TX 77019

Name: FS Variable Separate Account

File No.: 811-08810

Business Address: 28 Liberty Street, Floor 45, New York, NY 10281

Name: The Variable Annuity Life Insurance Company Separate Account A

File No.: 811-03240

Business Address: 2929 Allen Parkway, Houston, Texas 77019

Name: Nassau Life and Annuity Variable Universal Life Account

File No.: 811-07835

Business Address: One American Row, Hartford, Connecticut 06115-5056

15. (a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒                Yes                 ☐                No

If Yes, state the date on which the board vote took place: June 8, 2021

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒                Yes                 ☐                No

If Yes, state the date on which the shareholder vote took place: October 27, 2021

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒                Yes                 ☐                No

(a)	If Yes, list the date(s) on which the fund made those distributions:

On November 8, 2021, the Trust transferred each Target Fund’s assets to its corresponding Acquiring Fund in exchange for shares of the Acquiring Fund. On that same date, each Target Fund distributed shares of the Acquiring Fund pro rata to its shareholders in complete liquidation of the Target Fund. Each shareholder of a Target Fund received a number of shares of the corresponding Acquiring Fund based on the net asset value of the Target Fund shares owned at the time of the reorganization. The Target Funds and Acquiring Funds are set forth on Schedule A.

(b)	Were the distributions made on the basis of net assets?

☒                Yes                 ☐                No

(c)	Were the distributions made pro rata based on share ownership?

☒                Yes                 ☐                No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐                Yes                 ☐                No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐                Yes                 ☐                No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒                Yes                 ☐                No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐                Yes             ☒                No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(see question 18 above)

☐                Yes             ☒                No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐                Yes                 ☐                No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐                Yes                 ☒                No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22. (a)	List the expenses incurred in connection with the Merger or Liquidation:

The Target Funds’ reorganizations were part of a larger transaction involving the reorganization of six total portfolios in the Trust’s fund family into series of SunAmerica Series Trust. The expenses below are the total expenses attributable to these reorganizations.

(i)	Legal expenses: $266,500

(ii)	Accounting expenses: $60,900

(iii)	Other expenses (list and identify separately):

Proxy vendor solicitation and mailing: $214,460

(iv)	Total expenses (sum of lines (i)-(iii) above): $541,860

(b)	How were those expenses allocated?

Other than brokerage commissions and other portfolio transaction costs, all of the expenses incurred in connection with the Target Funds’ reorganizations as part of the larger transaction noted above in 22(a) were allocated to, and borne by, SunAmerica Asset Management, LLC, the investment adviser to the Target Funds, and its affiliates.

(c)	Who paid those expenses? Please see response to Question 22(b).

(d)	How did the fund pay for unamortized expenses (if any)? Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐                Yes                 ☒                No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

☐                Yes                 ☒                No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐                Yes                 ☒                No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger:

See Schedule A

(b)	State the Investment Company Act file number of the fund surviving the merger:

See Schedule A

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

See Schedule A

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Anchor Series Trust (ii) she is the Assistant Secretary of Anchor Series Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

Anchor Series Trust

By:	/s/ Kathleen D. Fuentes
Kathleen D. Fuentes
Assistant Secretary

Schedule A

Item 15(b). Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration? If Yes, state the date on which the shareholder vote took place:

Name of Series of Anchor Series Trust	Date of Shareholder Vote
SA PGI Asset Allocation Portfolio	October 27, 2021
SA Wellington Capital Appreciation Portfolio	October 27, 2021
SA Wellington Government and Quality Bond Portfolio	October 27, 2021
SA Wellington Strategic Multi-Asset Portfolio	October 27, 2021

Item 26(a). State the name of the fund surviving the Merger:

Target Fund Names (each a series of Anchor Series Trust)	Acquiring Fund Names (each a series of SunAmerica Series Trust)
SA PGI Asset Allocation Portfolio	SA JPMorgan Diversified Balanced Portfolio
SA Wellington Capital Appreciation Portfolio	SA Wellington Capital Appreciation Portfolio
SA Wellington Government and Quality Bond Portfolio	SA Wellington Government and Quality Bond Portfolio
SA Wellington Strategic Multi-Asset Portfolio	SA Wellington Strategic Multi-Asset Portfolio

Item 26(b). State the Investment Company Act file number of the fund surviving the merger:

Target Fund Names (each a series of Anchor Series Trust)	Acquiring Trust Name	Acquiring Trust Investment Co. Act File Number
SA PGI Asset Allocation Portfolio SA Wellington Capital Appreciation Portfolio SA Wellington Government and Quality Bond Portfolio SA Wellington Strategic Multi-Asset Portfolio	SunAmerica Series Trust	811-07238

Item 26(c). If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

Name of Series of Anchor Series Trust	File Number	Date & Form Type
SA PGI Asset Allocation Portfolio SA Wellington Capital Appreciation Portfolio SA Wellington Government and Quality Bond Portfolio SA Wellington Strategic Multi-Asset Portfolio	333-257555	August 10, 2021 – Form 497